Shareholder Meeting Results

PIMCO California Municipal Income Fund III


Re-election of Alan Rappaport Class I to serve until
the annual meeting for the 2018 fiscal year
Affirmative     Withheld Authority
3508            215
Re-election of Hans W Kertess Class I to serve until
the annual Meeting for the 2018 fiscal year
19594727        557141
Re-election of William B Ogden, IV Class I to serve
until the annual Meeting for the 2018 fiscal year
19640838        511030

The other members of the Board of Trustees at the time of the meeting, namely Messrs James A Jacobson
Bradford K Gallagher John C Maney and Craig A Dawson and Ms Deborah A DeCotis continued to serve as Trustees of the Fund

Preferred Share Trustee